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                                                                     000-26000
                                                               SEC FILE NUMBER


                                                                     237923107
                                                                  CUSIP NUMBER



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form  10-K   [ ] Form  20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
                  For Period Ended: June 30, 1996

                  [ ]  Transition  Report on Form 10-K
                  [ ]  Transition  Report on Form 20-F
                  [ ]  Transition  Report on Form 11-K
                  [ ]  Transition  Report on Form 10-Q
                  [ ]  Transition  Report on Form  N-SAR
                  For the Transition Period Ended: N/A


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                              N/A

PART I-REGISTRANT INFORMATION


         Full Name of Registrant:
                           Datalogix International Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           100 Summit Lake Drive

         City, State and Zip Code
                           Valhalla, New York  10595


PART II-RULES 12B-25 (B) AND (C)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)



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         (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III-NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         This notification relates to the filing of the Form 10-K/A of the registrant, which is being filed to incorporate by reference information included in Items 10-12 of its Proxy Statement on Schedule 14A, which was filed on October 10, 1996. The amendment could not be filed within the prescribed time period due to unforseen delays in compiling and correcting errors in certain compensation and other financial information.



PART IV-OTHER INFORMATION


          (1) Name and telephone number of person to contact in regard to this notification

Richard J. Willemin                  (914)               773-8606
(Name)                            (Area Code)       (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [x] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes  [x] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Datalogix International Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 10/29/96                     By: /s/  Raymond V. Sozzi
                                      Name: Raymond V. Sozzi
                                      Title: President, Chief Operating Officer
                                              and Acting Chief Executive Officer